"Exemption No. 82-1357"

Q3

Financial Report as of September 30, 2007

Continental

Continental's Share Price Performance

In the third quarter of 2007, Continental's shares initially continued the strong price performance recorded in the first six months, reaching an all-time high of €109.07 on July 23, 2007. The announcement of the acquisition of Siemens VDO Automotive AG on July 25, 2007, also enjoyed a positive response on the capital markets. This was demonstrated in particular by the fact that many analysts increased their target prices following the announcement. Furthermore, the publication of Continental's half-yearly figures met with encouraging resonance. However, sentiment on the capital markets deteriorated significantly throughout the rest of the quarter as a result of the crisis on the U.S. mortgage market. In this difficult environment, Continental's shares briefly fell below the price recorded on January 2 (€88.74). However, the subsequent market recovery meant that the Company's share price improved to €96.98 by the end of the third quarter. The main reason for this recovery was the decision by the U.S. Federal Reserve to reduce key interest rates by 50 basis points to 4.75%.

In light of the financing activities still unconcluded at the end of the quarter and the upcoming integration tasks in conjunction with the acquisition of Siemens VDO Automotive AG, the share price fell by 7.1% over the course of the third quarter, underperforming the DAX by 5.3 percentage points and the Dow Jones Euro Stoxx Automobiles & Parts Europe industrial index by 7.6 percentage points.

By contrast, the Company's share price increased by 10.1% between the start of the year and September 30, 2007. However, this represents underperformance of 9.1 percentage points as against the DAX and 25.3 percentage points as against the Dow Jones Euro Stoxx Automobiles & Parts Europe industrial index, which achieved a near all-time high.

Share Price Performance



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January 2, 2007
September 28, 2007
Continental
DAX
Dow Jones Euro Stoxx Automobiles & Parts

Management Report as of Sept. 30, 2007

Continental Acquires Siemens VDO Automotive AG

On July 25, 2007, we announced our acquisition of Siemens VDO Automotive AG, which is still contingent on the approval of the appropriate EU antitrust authorities. The U.S., Canadian and South Korean antitrust authorities have in the meantime granted their approval. We expect the decision of the EU antitrust authorities at the latest by the end of 2007. The purchase price amounts to €11.4 billion and includes tax benefits of around €1 billion arising from the structure of the transaction.

Based on fiscal 2006, the Continental Corporation and Siemens VDO Automotive AG would have had annual sales of approximately €25 billion and 140,000 employees, worldwide. Contingent on the approval of the EU antitrust authorities, the acquisition should be concluded by the end of the fourth quarter 2007. The integration should be finished by the end of 2009, with a large part being completed in the coming year.

This purchase advances Continental to one of the top five in the global automotive supplier industry. At the same time it will enable us to significantly expand our market positions in Europe, North America and Asia.

Future Corporate Structure Agreed

The Continental Corporation intends to introduce a new organizational structure following the completion of the purchase of Siemens VDO Automotive AG. In addition to the two Tire divisions (Passenger and Light Truck Tires, and Commercial Vehicle Tires) and ContiTech, a total of three new divisions will be created to replace the present Automotive Systems division: "Chassis and Safety", "Powertrain" and "Interior".

Placement of €13.5 Billion Loan to Finance Acquisition of Siemens VDO

The Company successfully concluded the syndication of a loan volume of €13.5 billion for the long-term financing of the acquisition of Siemens VDO Automotive AG in cooperation with an international banking syndicate. Despite the difficult environment on the financial markets at present, this transaction met with an extremely positive response and was substantially oversubscribed. A total of 39 banks will be involved in the loan syndicate.

Continental plans to repay portions of the loan by means of an increase in shareholders' equity not exceeding 10% of its outstanding share capital, as well as by issuing bonds.

New Engineering Center Opened in Japan

On August 22, 2007, a new engineering center was opened in Yokohama with the aim of bundling the Company's research and development activities located in Japan. This is the first fully integrated engineering center in Asia for the Automotive Systems division. The center is part of the Continental Automotive Corporation, the joint venture between Continental AG and Nisshinbo. The integration of the engineers and testing equipment from the Yokohama, Chiba, Hamamatsu and Hiroshima sites means that capacities and engineering services are now concentrated. The new engineering center will allow Continental to further improve its provision of products and systems to Japanese auto manufacturers in the future.

Continental's Winter Tires Receive Top Marks in High-Profile Tire Tests

Winter tires of the premium Continental brand have been awarded top marks by leading expert publications. ADAC (Germany's largest automobile club), Stiftung Warentest, AutoBild, auto motor und sport, ÖAMTC (Austrian Automobile, Motorcycle and Touring Club), TCS (Touring Club Switzerland) and the Autozeitung all recommended Continental's latest winter tires. Quality segment tires manufactured under the Uniroyal and Semperit brands also received "recommended" or "satisfactory" ratings from ADAC, Stiftung Warentest, ÖAMTC and TCS, placing them ahead of other premium brands.

Work Force Increases

As of September 30, 2007, Continental's employees numbered 89,375, an increase of 4,151 compared with the end of 2006. This was due to the first-time consolidation of Thermopol and AP Italia, as well as further increases in the Automotive Systems, Commercial Vehicle Tires, and ContiTech divisions.

Latin America Reassigned Within the Business Units of the Tire Divisions
With effect from January 1, 2007, responsibility for Latin America within the Passenger and Light Truck Tires and Commercial Vehicle Tires divisions was reassigned from their European to their NAFTA operations. As part of this move, the respective organizational units were renamed from "NAFTA" to "The Americas".

Continental Corporation
Sales Up 8.9%
Adjusted Sales Growth of 6.4%
Earnings Improve 19.8%
Adjusted EBIT Up 15.8%
Consolidated sales for the first nine months of 2007 rose by 8.9% to €11,920.5 million (previous year: €10,945.3 million). The Motorola automotive electronics business contributed €821.2 million to sales. Before changes in the scope of consolidation and exchange rate effects, consolidated sales were up 6.4%.

In the first nine months of 2007, raw material prices remained altogether stable at a high level compared with the previous year.

EBIT rose by 19.8% to €1,337.6 million (previous year: €1,116.1 million), and the return on sales to 11.2% (previous year: 10.2%). The automotive electronics business from Motorola contributed €8.6 million to EBIT. Before changes in the scope of consolidation and special effects, EBIT improved by €185.2 million or 15.8% to €1,357.8 million (previous year: €1,172.6 million).The adjusted return on sales amounts to 12.0% (previous year: 10.9%).

Special Effects in the First Nine Months of 2007
The ongoing integration of the Motorola automotive electronics business led to expenses for integration and restructuring in the amount of €20.0 million in the period under review, including the expenses incurred in the first quarter from the finalization of the effects bargaining for the plant shut-down in Angers, France.

In order to optimize the production organization and cost structure in Germany for the Electric Drives unit, the Haldensleben plant will be closed by the end of this year, with operations being transferred to Berlin. This led to restructuring expenses in the amount of €4.2 million in the period under review.

In 2006, our American tire company Continental Tire North America (CTNA) had modified the cost coverage of healthcare benefits for retirees. Under a class-action lawsuit filed against this amendment, the court of first instance ruled that CTNA should not have initiated all modifications unilaterally. CTNA has appealed this decision. CTNA has also submitted a proposal, basically comprising a one-time contribution to a special health benefits fund, in an attempt to resolve the matter for the affected retirees without altering the plan amendments. This led to a charge in the third quarter in the amount of €17.6 million in the Passenger and Light Truck Tires division and €1.0 million in the Commercial Vehicle Tires division.

In the period under review, the ContiTech division incurred restructuring expenses of €3.0 million, mainly related to Roulunds, Denmark.

The total consolidated net expense from special effects in the first nine months of 2007 amounted to €45.8 million.

Special Effects in the First Nine Months of 2006
The restructuring measures at the plant in Charlotte, North Carolina, U.S.A., resulted in expenses amounting to €52.6 million for the first nine months of 2006. Other measures at Continental Tire North America related to the Mayfield, Kentucky, plant, which manufactured only semi-finished parts for tire production. This led to restructuring expenses in the amount of €28.1 million.

On July 31, 2006, we sold our North American OTR operations to Titan Tire Corporation. The disposal gave rise to a gain of €19.3 million.

In order to improve the cost structure in the Foundation Brakes unit, production capacities were transferred from the Ebbw Vale plant in the UK to our plant in Zvolen, Slovakia. This resulted in restructuring expenses of €20.3 million in the first nine months of 2006.

In the first nine months of 2006, earnings in the ContiTech division were impacted by various minor special

effects totaling €5.9 million. This was offset by a gain of €12.9 million from the excess interest in the net assets from the first-time consolidation of the Roulunds Rubber Group.

The investment in Sandusky Ltd. was fully written down as an impairment loss by €3.7 million as a result of the company filing for bankruptcy.

The total consolidated net expense from special effects in the first nine months of 2006 was €74.4 million.

Net interest expense improved by €12.8 million to -€63.6 million (previous year: -€76.4 million) in the first nine months of 2007 primarily due to positive exchange rate effects.

The **net income attributable to the shareholders of the parent** increased by 25.3% to €825.2 million (previous year: €658.5 million), with earnings per share rising to €5.63 (previous year: €4.51).

Free cash flow improved significantly year-on-year in the first nine months of 2007, totaling €61.6 million (previous year: -€1,002.1 million). A significant factor in this development reflected the prior year's contribution of €300.0 million to the Contractual Trust Arrangement (CTA) in Germany at the end of June 2006, whereas no comparable payment was made in 2007. Cash outflow attributable to investing activities was much lower than in the first nine months of the previous year. Slightly higher capital expenditure on property, plant, equipment and software was more than offset by significantly reduced outflows for company acquisitions, such as the acquisition of the Motorola automotive electronics business. Key payments in 2007 were the purchases of the Thermopol group and AP Italia, as well as the purchase price for Barum Centrum Prague, which was not paid until 2007. Another positive factor was the improvement in EBIT, which was up €221.5 million on the same period of 2006. Owing to seasonal factors, the effect of the average level of working capital was slightly below the same period of 2006.

Adjusted for the CTA contributions and the acquisition costs for the Motorola automotive electronics business, free cash flow would have amounted to -€12.7 million on September 30, 2006.

At €1,442.0 million, **net indebtedness** was €261.0 million higher than at year-end 2006 and €138.8 million lower than on September 30, 2006. The **gearing ratio** decreased to 27.8% (previous year: 36.6%).

Compared with September 30, 2006, **research and development expense** increased by 14.8% to €577.0 million (previous year: €502.5 million), corresponding to 4.8% of sales (previous year: 4.6%). One reason for this development was the change in the scope of consolidation due to the acquisition of the Motorola automotive electronics business.

In the first nine months of 2007, a total of €560.4 million (previous year: €530.1 million) was invested in property, plant, equipment and software, corresponding to a **capital investment ratio** of 4.7% (previous year: 4.8%). The capital investment ratio for the previous year was affected by investments in the new tire plant in Camaçari, Brazil.

Automotive Systems primarily invested in new technologies for electronic brake and safety systems, as well as the expansion of manufacturing capacities at its low-cost locations. The Tire divisions continued to expand production capacity at their low-cost locations in Brazil, the Czech Republic, Portugal and Slovakia. In addition, investment was made in a new compounding line at the U.S. plant in Mount Vernon, Illinois. ContiTech expanded its production capacity in Mexico, Romania, Turkey and Hungary and invested in rationalization measures in Germany.

Key Figures for the Continental Corporation

in € millions	January 1 to September 30		Third Quarter	
	2007	2006	2007	2006
Sales	11,920.5	10,945.3	3,906.6	3,714.4
EBIT	1,337.6	1,116.1	426.1	394.1
ROS (%)	11.2	10.2	10.9	10.6
Net income attributable to the shareholders of the parent	825.2	658.5	251.5	234.9
Earnings per share (in €)	5.63	4.51	1.71	1.60
Capital expenditure[1]	560.4	530.1	224.4	168.0
Number of employees at September 30[2]	89,375	84,561		
Net indebtedness at September 30	1,442.0	1,580.8		
Gearing ratio in %	27.8	36.6		
Adjusted sales[3]	11,281.8	10,798.2	3,878.5	3,704.7
Adjusted EBIT[4]	1,357.8	1,172.6	448.0	409.2
Adjusted ROS (%)	12.0	10.9	11.6	11.0

[1] Capital expenditure on property, plant, equipment and software.
[2] Excluding trainees.
[3] Before changes in the scope of consolidation.
[4] Before changes in the scope of consolidation and special effects.

Sales/EBIT

in € millions	January 1 to September 30		Third Quarter	
	2007	2006	2007	2006
Automotive Systems				
Sales	5,011.7	4,401.3	1,583.9	1,547.4
EBIT	488.7	474.3	156.3	157.5
in % of sales	9.8	10.8	9.9	10.2
Passenger and Light Truck Tires				
Sales	3,646.6	3,392.8	1,256.6	1,149.4
EBIT	526.7	325.0	170.1	113.1
in % of sales	14.4	9.6	13.5	9.8
Commercial Vehicle Tires				
Sales	1,069.9	1,087.5	363.5	367.8
EBIT	83.2	86.6	24.9	42.4
in % of sales	7.8	8.0	6.9	11.5
ContiTech				
Sales	2,310.7	2,163.7	749.7	688.4
EBIT	278.2	248.4	88.7	73.1
in % of sales	12.0	11.5	11.8	10.6
Other/consolidation				
Sales	-118.4	-100.0	-47.1	-38.6
EBIT	-39.2	-18.2	-13.9	8.0
Corporation				
Sales	11,920.5	10,945.3	3,906.6	3,714.4
EBIT	1,337.6	1,116.1	426.1	394.1
in % of sales	11.2	10.2	10.9	10.6

Adjusted Sales[1]/EBIT[2]

in € millions	January 1 to September 30		Third Quarter	
	2007	2006	2007	2006
Automotive Systems				
Sales	4,437.0	4,401.3	1,570.4	1,547.4
EBIT	488.2	494.6	158.5	157.6
in % of sales	11.0	11.2	10.1	10.2
Passenger and Light Truck Tires				
Sales	3,632.5	3,392.8	1,252.1	1,149.4
EBIT	544.4	401.7	187.8	144.8
in % of sales	15.0	11.8	15.0	12.6
Commercial Vehicle Tires				
Sales	1,069.9	1,011.5	363.5	358.1
EBIT	84.2	52.2	25.9	19.7
in % of sales	7.9	5.2	7.1	5.5
ContiTech				
Sales	2,260.8	2,092.6	739.6	688.4
EBIT	280.2	242.3	89.7	79.1
in % of sales	12.4	11.6	12.1	11.5
Other/consolidation				
Sales	-118.4	-100.0	-47.1	-38.6
EBIT	-39.2	-18.2	-13.9	8.0
Corporation				
Sales	11,281.8	10,798.2	3,878.5	3,704.7
EBIT	1,357.8	1,172.6	448.0	409.2
in % of sales	12.0	10.9	11.6	11.0

[1] Before changes in the scope of consolidation.
[2] Before changes in the scope of consolidation and special effects.

Capital Expenditure on Property, Plant, Equipment and Software

in € millions	January 1 to September 30		Third Quarter	
	2007	2006	2007	2006
Automotive Systems	**272.4**	**198.4**	**117.9**	**74.2**
in % of sales	5.4	4.5	7.4	4.8
Passenger and Light Truck Tires	**157.8**	**177.6**	**57.1**	**46.5**
in % of sales	4.3	5.2	4.5	4.0
Commercial Vehicle Tires	**56.9**	**75.0**	**21.9**	**20.1**
in % of sales	5.3	6.9	6.0	5.5
ContiTech	**71.9**	**77.3**	**27.0**	**26.6**
in % of sales	3.1	3.6	3.6	3.9
Other/consolidation	**1.4**	**1.8**	**0.5**	**0.6**
Corporation	**560.4**	**530.1**	**224.4**	**168.0**
in % of sales	4.7	4.8	5.7	4.5

Automotive Systems
Sales Up 13.9%
Adjusted Sales Growth of 3.3%
Earnings Improve 3.0%
Adjusted EBIT Down 1.3%

The Automotive Systems division increased its sales in the first nine months of 2007 to €5,011.7 million, up 13.9% on the same period of the previous year (€4,401.3 million). The Motorola automotive electronics business contributed €821.2 million to sales. Before changes in the scope of consolidation and exchange rate effects, sales increased by 3.3%.

Sales volumes for electronic brake systems rose significantly, while those for hydraulic brake systems were up slightly on the prior-period level.

Automotive Systems increased its EBIT by 3.0% to €488.7 million (previous year: €474.3 million). The return on sales fell to 9.8% (previous year: 10.8%). The automotive electronics business from Motorola contributed €8.6 million to EBIT. Before changes in the scope of consolidation and special effects, EBIT was down by €6.4 million or 1.3% to €488.2 million (previous year: €494.6 million). The adjusted return on sales amounts to 11.0% (previous year: 11.2%).

The ongoing integration of the Motorola automotive electronics business led to expenses for integration and restructuring in the amount of €20.0 million in the period under review, including the expenses incurred in the first quarter from the finalization of the effects bargaining for the plant shut-down in Angers, France.

In order to optimize the production organization and cost structure in Germany for the Electric Drives unit, the Haldensleben plant will be closed by the end of this year, with operations being transferred to Berlin. This led to restructuring expenses in the amount of €4.2 million in the period under review.

In order to improve the cost structure for the Foundation Brakes unit, production capacities were transferred from the Ebbw Vale plant in the UK to our plant in Zvolen, Slovakia. This resulted in restructuring expenses of €20.3 million in the first nine months of 2006.

Passenger and Light Truck Tires
Sales Up 7.5%
Adjusted Sales Growth of 9.2%
Earnings Improve 62.1%
Adjusted EBIT Up 35.5%

In the first nine months of 2007, the Passenger and Light Truck Tires division increased sales by 7.5% year-on-year to €3,646.6 million (€3,392.8 million). Before changes in the scope of consolidation and exchange rate effects, sales increased by 9.2%.

In the replacement business, volumes sold to The Americas region were higher compared to the same period of 2006, while those sold to Europe were on a par with last year. Sales volumes in the original equipment business were slightly up on the prior year on a global basis, whereby declines in sales volumes in the NAFTA region were more than offset by the increase in sales volumes in Europe.

The Passenger and Light Truck Tires division recorded EBIT growth of 62.1% to €526.7 million (previous year: €325.0 million), while the return on sales improved to 14.4% (previous year: 9.6%). Before changes in the scope of consolidation and special effects, EBIT increased by €142.7 million or 35.5% to €544.4 million (previous year: €401.7 million). The adjusted return on sales amounts to 15.0% (previous year: 11.8%).

In conjunction with the negotiations for the retiree healthcare benefits in the U.S.A., a charge of €17.6 million was taken in the third quarter.

Restructuring of our plant in Charlotte, North Carolina, U.S.A., led to expenses of €52.6 million in the first nine months of 2006. Other measures at Continental Tire North America related to the Mayfield, Kentucky, plant, which manufactured only semi-finished parts for tire production. This led to restructuring expenses in the amount of €28.1 million during the same period of last year.

Commercial Vehicle Tires
Sales Down 1.6%;
Adjusted Sales Growth of 8.6%
Earnings Down 3.9%
Adjusted EBIT Up 61.3%

In the first nine months of 2007, the sales recorded by the Commercial Vehicle Tires division fell by 1.6% year-on-year to €1,069.9 million (previous year: €1,087.5 million). Before changes in the scope of consolidation and exchange rate effects, sales in the division increased by 8.6%.

European sales volumes in the replacement and original equipment sectors increased significantly, while volumes sold to The Americas region were slightly down on the previous year's level.

The Commercial Vehicle Tires division reported a 3.9% decline in EBIT to €83.2 million (previous year: €86.6 million) and a return on sales of 7.8% (previous year: 8.0%). Before changes in the scope of consolidation and special effects, EBIT improved by €32.0 million or 61.3% to €84.2 million (previous year: €52.2 million). The adjusted return on sales amounts to 7.9% (previous year: 5.2%).

In conjunction with the negotiations for the retiree healthcare benefits in the U.S.A., a charge of €1.0 million was taken in the third quarter.

On July 31, 2006, we sold our North American OTR operations to Titan Tire Corporation. The disposal gave rise to a gain of €19.3 million.

ContiTech
Sales Up 6.8%
Adjusted Sales Growth of 7.9%
Earnings Improve 12.0%
Adjusted EBIT Up 15.6%

The ContiTech division increased its sales in the first nine months of 2007 to €2,310.7 million, up 6.8% on the same period of the previous year (€2,163.7 million). Before changes in the scope of consolidation and exchange rate effects, sales increased by 7.9%.

With one exception, all business units reported increases in sales compared to the previous year. The non automobile-dependent segments recorded much higher increases in sales than the automotive original equipment segments.

ContiTech raised its EBIT by 12.0% to €278.2 million (previous year: €248.4 million) and generated an improved return on sales of 12.0% (previous year: 11.5%). Before changes in the scope of consolidation and special effects, EBIT increased by €37.9 million or 15.6% to €280.2 million (previous year: €242.3 million). The adjusted return on sales amounts to 12.4% (previous year 11.6%).

In the period under review, restructuring expenses of €3.0 million were incurred, mainly related to Roulunds, Denmark.

In the first nine months of 2006, earnings in the ContiTech division were impacted by various minor special effects totaling €5.9 million. This was offset by a gain of €12.9 million from the excess interest in the net assets from the first-time consolidation of the Roulunds Rubber Group.

The investment in Sandusky Ltd. was fully written down in the previous year as an impairment loss by €3.7 million as a result of the company filing for bankruptcy.

Outlook

Based upon the current corporate structure, we expect for 2007 on the whole:

A further increase in consolidated sales, across all divisions.

An improvement in EBIT over the previous year.

For the full year, we anticipate raw material prices to stabilize at their current high level.

Significant Events After September 30, 2007

No significant events requiring disclosure occurred after September 30, 2007.

Financial Statements as of Sept. 30, 2007

Accounting Principles
This Interim Report, as presented, has been prepared in accordance with International Financial Reporting Standards (IFRS). These accounting principles and basis of valuation are disclosed in detail in the Annual Report 2006. As opposed to the annual financial statements, however, no interim adjustments are made to certain accrued fixed cost items, mainly fixed costs capitalized for finished goods and work-in-progress inventories and provisions for accrued vacation of hourly and salaried employees.

Taxes are calculated based on the estimated, weighted-average annual tax rate expected for the year as a whole, taking into account the tax impact of specific significant items not expected to reoccur in the remainder of the year.

The interim financial statements have not been audited in accordance with section 317 of the *Handelsgesetzbuch* (HGB - German Commercial Code) or reviewed by an independent auditor.

Impact on Interim Reports
Although certain elements of the Corporation's business are seasonal, the overall comparability of the interim consolidated financial statements is not compromised. All significant effects in the current period are shown in the financial summaries or in the accompanying explanations. There have been no other major changes in estimates or contingencies between the Annual Report 2006 and comparative interim periods that have led to material adjustments in the current interim period.

Consolidated Income Statements

in € millions	January 1 to September 30		Third Quarter	
	2007	2006	2007	2006
Sales	**11,920.5**	**10,945.3**	**3,906.6**	**3,714.4**
Cost of sales	-8,913.0	-8,285.5	-2,925.5	-2,821.0
Gross margin on sales	**3,007.5**	**2,659.8**	**981.1**	**893.4**
Research and development expenses	-577.0	-502.5	-187.8	-185.8
Selling and logistics expenses	-663.3	-633.8	-222.7	-211.6
Administrative expenses	-323.9	-336.6	-101.6	-112.3
Other income and expenses	-126.6	-85.9	-48.4	9.2
At-equity share in earnings of associates	15.3	11.5	5.3	3.2
Other income from investments	5.6	3.6	0.2	-2.0
Earnings before interest and taxes	**1,337.6**	**1,116.1**	**426.1**	**394.1**
Interest income	35.2	24.1	13.6	8.8
Interest expense	-98.8	-100.5	-52.9	-31.1
Net interest expense	**-63.6**	**-76.4**	**-39.3**	**-22.3**
Earnings before taxes	**1,274.0**	**1,039.7**	**386.8**	**371.8**
Income tax expense	-430.3	-361.8	-128.6	-131.0
Net income	**843.7**	**677.9**	**258.2**	**240.8**
Minority interests	-18.5	-19.4	-6.7	-5.9
Net income attributable to the shareholders of the parent	**825.2**	**658.5**	**251.5**	**234.9**
Earnings per share in €	**5.63**	**4.51**	**1.71**	**1.60**
Diluted earnings per share in €	**5.39**	**4.29**	**1.66**	**1.52**

Consolidated Balance Sheets

Assets in € millions	Sept. 30, 2007	*Dec. 31, 2006*	Sept. 30, 2006
Goodwill	1,733.9	*1,717.8*	1,730.0
Other intangible assets	235.4	*221.8*	213.6
Property, plant, and equipment	3,587.5	*3,549.0*	3,470.3
Investments in associates	133.7	*121.9*	121.1
Other investments	15.0	*15.4*	15.7
Deferred tax assets	117.1	*141.4*	75.8
Deferred pension charges	70.1	*43.0*	43.0
Long-term derivative instruments and interest bearing investments	54.3	*20.3*	15.7
Other long-term financial assets	30.9	*46.4*	43.5
Other assets	2.2	*0.9*	6.2
Non-current assets	**5,980.1**	***5,877.9***	**5,734.9**
Inventories	1,850.2	*1,597.2*	1,724.7
Trade accounts receivable	2,947.4	*2,340.3*	2,811.3
Other short-term financial assets	136.2	*126.9*	73.8
Other assets	380.7	*283.4*	354.7
Income tax receivable	22.2	*29.1*	18.1
Short-term derivative instruments and interest bearing investments	15.0	*12.8*	66.2
Cash and cash equivalents	748.9	*571.1*	587.1
Assets held for sale	10.5	*14.3*	4.9
Current assets	**6,111.1**	***4,975.1***	**5,640.8**
Total assets	**12,091.2**	***10,853.0***	**11,375.7**

Total equity and liabilities in € millions	Sept. 30, 2007	*Dec. 31, 2006*	Sept. 30, 2006
Common stock	376.3	*375.1*	375.0
Capital reserves	1,362.6	*1,340.1*	1,336.8
Retained earnings	3,419.0	*2,886.8*	2,563.4
Other reserves	-209.3	*-131.2*	-191.9
Minority interests	243.0	*239.1*	236.8
Total equity	**5,191.6**	***4,709.9***	**4,320.1**
Provisions for pension liabilities and other post-employment benefits	522.6	*525.6*	984.3
Deferred tax liabilities	168.8	*189.1*	240.6
Long-term provisions for other risks	320.6	*333.2*	333.7
Long-term portion of indebtedness	1,338.6	*1,082.1*	1,149.8
Other non-current liabilities	30.7	*26.8*	27.3
Non-current liabilities	**2,381.3**	***2,156.8***	**2,735.7**
Trade accounts payable	1,443.5	*1,465.9*	1,347.2
Income tax payable	479.4	*381.6*	272.3
Short-term provisions for other risks	507.9	*533.7*	471.0
Indebtedness	921.6	*703.1*	1,100.0
Other short-term financial liabilities	661.5	*565.4*	639.0
Other liabilities	504.4	*336.6*	490.4
Current liabilities	**4,518.3**	***3,986.3***	**4,319.9**
Total equity and liabilities	**12,091.2**	***10,853.0***	**11,375.7**
Gearing ratio in %	**27.8**	***25.1***	**36.6**

Consolidated Cash Flow Statements

in € millions	January 1 to September 30		Third Quarter	
	2007	2006	2007	2006
EBIT	1,337.6	1,116.1	426.1	394.1
Interest paid	-79.7	-65.7	-28.6	-33.3
Interest received	34.0	24.1	13.3	9.2
Income tax paid	-340.8	-315.3	-111.3	-129.1
Dividends received	8.9	14.2	0.4	6.6
Depreciation and amortization	531.5	489.3	179.4	178.3
At-equity share in earnings of associates and accrued dividend income from other investments	-20.9	-18.3	-5.6	-4.4
Gains from the disposal of assets, subsidiaries and business units	-5.4	-22.7	-2.0	-20.4
Other non-cash changes	—	-12.9	—	0.2
Changes in				
inventories	-279.3	-271.6	-62.9	-63.2
trade accounts receivable	-622.0	-590.5	-112.9	-207.5
other assets	-150.3	-85.2	-90.5	-9.9
trade accounts payable	-19.3	-63.0	-2.3	-34.1
pension and post-employment provisions	9.0	-289.5	14.1	16.5
provisions for other risks	-26.6	-33.7	-11.7	-55.5
other liabilities	334.0	248.8	159.3	112.3
Cash flow provided by operating activities	**710.7**	**124.1**	**364.8**	**159.8**
Proceeds on disposal of property, plant, equipment and intangible assets	12.1	26.5	3.1	5.6
Capital expenditure on property, plant, equipment and software	-560.4	-530.1	-224.4	-168.0
Capital expenditure on intangible assets from development projects	-6.1	—	-2.2	—
Proceeds on disposal of subsidiaries and business units, including surrendered cash and cash equivalents	1.0	67.5	0.0	32.9
Acquisition of subsidiaries and other financial investments, incl. acquired cash and cash equivalents	-105.1	-696.5	-64.2	-689.7
Interest bearing advances	9.4	6.4	0.0	0.0
Cash used for investing activities	**-649.1**	**-1,126.2**	**-287.7**	**-819.2**
Cash flow before financing activities	**61.6**	**-1,002.1**	**77.1**	**-659.4**
Change in indebtedness	421.8	475.3	-206.5	-240.5
Proceeds from the issuance of shares	7.7	1.8	7.3	1.7
Dividends paid to minority interests	-9.4	-6.1	-2.4	-2.4
Dividends paid	-293.1	-145.9	—	—
Cash flow provided by/used for financing activities	**127.0**	**325.1**	**-201.6**	**-241.2**
Change in cash and cash equivalents	**188.6**	**-677.0**	**-124.5**	**-900.6**
Cash and cash equivalents at the beginning of the reporting period	571.1	1,273.8	885.7	1,481.0
Effect of exchange rate changes on cash and cash equivalents	-10.8	-9.7	-12.3	6.7
Cash and cash equivalents at the end of the period	**748.9**	**587.1**	**748.9**	**587.1**

Reconciliation of Free Cash Flow to the Change in Net Indebtedness

	January 1 to September 30		Third Quarter	
in € millions	**2007**	**2006**	**2007**	**2006**
Cash flow before financing activities (free cash flow)	**61.6**	**-1,002.1**	**77.1**	**-659.4**
Dividends paid	-293.1	-145.9	–	–
Dividends paid to minority interests	-9.4	-6.1	-2.4	-2.4
Proceeds from the issuance of shares	7.7	1.8	7.3	1.7
Non-cash changes	-4.4	-1.5	14.6	20.0
Other	-34.2	31.0	-32.8	–
Foreign exchange effects	10.8	35.2	8.9	1.5
Change in net indebtedness	**-261.0**	**-1,087.6**	**72.7**	**-638.6**

Consolidated Statements of Changes in Total Equity

in € millions	Number of shares (thousands)	Common stock	Capital reserves	Retained earnings	Other reserves: Successive share purchases	Other reserves: Difference from currency translation	Other reserves: Difference from financial instruments[2]	Subtotal	Minority interest	Total
As of Jan. 1, 2006	**145,865**	**373.4**	**1,307.8**	**2,049.7**	**-24.8**	**-131.6**	**-0.3**	**3,574.2**	**220.8**	**3,795.0**
Net income	–	–	–	658.5	–	–	–	658.5	19.4	677.9
Comprehensive income	–	–	–	–	–	-34.5	-0.7	-35.2	-4.7	-39.9
Net profit for the period	**–**	**–**	**–**	**658.5**	**–**	**-34.5**	**-0.7**	**623.3**	**14.7**	**638.0**
Dividends paid	–	–	–	-145.9	–	–	–	-145.9	-6.1	-152.0
Issuance of shares[1]	638	1.6	30.1	–	–	–	–	31.7		31.7
Changes in minority interests from consolidation changes or capital increases	–	–	-1.1	1.1	–	–	–	–	7.4	7.4
As of Sept. 30, 2006	**146,503**	**375.0**	**1,336.8**	**2,563.4**	**-24.8**	**-166.1**	**-1.0**	**4,083.3**	**236.8**	**4,320.1**
As of Jan. 1, 2007	**146,529**	**375.1**	**1,340.1**	**2,886.8**	**-22.9**	**-107.5**	**-0.8**	**4,470.8**	**239.1**	**4,709.9**
Net income	–	–	–	825.2	–	–	–	825.2	18.5	843.7
Comprehensive income	–	–	–	–	–	-62.4	0.8	-61.6	-4.5	-66.1
Net profit for the period	**–**	**–**	**–**	**825.2**	**–**	**-62.4**	**0.8**	**763.6**	**14.0**	**777.6**
Dividends paid	–	–	–	-293.1	–	–	–	-293.1	-9.4	-302.5
Issuance of shares[1]	448	1.2	22.6	–	–	–	–	23.8		23.8
Reclassification of equity component on the conversion of convertible bonds	–	–	-0.1	0.1	–	–	–	–	–	–
Successive acquisitions of shares of fully-consolidated companies	–	–	–	–	-16.5	–	–	-16.5	-0.7	-17.2
As of Sept. 30, 2007	**146,977**	**376.3**	**1,362.6**	**3,419.0**	**-39.4**	**-169.9**	**0.0**	**4,948.6**	**243.0**	**5,191.6**

[1] Includes the expenditure and exercise of rights derived from stock option plans and convertible bonds.
[2] Net of deferred tax.

Additional Information

Consolidated net pension expenses can be summarized as follows:

in € millions	January 1 to September 30, 2007					January 1 to September 30, 2006				
	Germany	U.S.A.	UK	Others	Total	Germany	U.S.A.	UK	Others	Total
Current service cost	24.4	1.7	3.3	2.9	**32.3**	21.2	7.6	3.6	2.5	**34.9**
Interest on defined benefit obligation	46.1	27.3	6.5	2.9	**82.8**	44.8	28.6	5.9	2.7	**82.0**
Expected return on plan assets	-37.5	-36.6	-7.6	-1.2	**-82.9**	-17.7	-39.5	-7.3	-1.1	**-65.6**
Loss on curtailment	—	—	—	—	—	—	38.3	—	—	**38.3**
Amortization of actuarial gains and losses as well as other costs	3.0	0.4	0.0	0.3	**3.7**	4.0	1.5	-0.2	0.3	**5.6**
Net periodic pension cost	**36.0**	**-7.2**	**2.2**	**4.9**	**35.9**	**52.3**	**36.5**	**2.0**	**4.4**	**95.2**

Consolidated retirement healthcare and life insurance expenses in the U.S.A. can be summarized as follows:

in € millions	January 1 to September 30, 2007	January 1 to September 30, 2006
Current service cost	1.3	3.0
Interest cost on defined benefit obligation	7.6	12.9
Amortization of actuarial gains and losses as well as other costs	-1.4	-1.3
Loss on curtailment	18.6	1.4
Net cost of other post-employment benefits	**26.1**	**16.0**

Cash Changes in Post-Employment Obligations

Pension funds exist solely for pension obligations, particularly in Germany, the U.S.A. and the United Kingdom, and not for other benefit obligations. In the period from January 1 to September 30, 2007, the companies of the Continental Corporation made scheduled payments of €6.0 million (previous year: €5.1 million) into these pension funds, as well as a further €20.1 million special contribution in the U.S.A. In 2006, Continental also entered into the Contractual Trust Arrangement (CTA) in Germany with effect from June 30, 2006, and transferred assets in the amount of €300.0 million to the trustee.

In the period from January 1 to September 30, 2007 payments for retirement benefit obligations totaled €96.7 million (previous year: €77.7 million). Payments for other post-employment benefits for the same period totaled €11.0 million (previous year: €22.3 million).

Companies Consolidated

In addition to the parent company, the consolidated financial statements include a total of 281 domestic and foreign companies in which Continental Aktiengesellschaft holds a direct or indirect interest of at least 20% of the voting rights. Of these companies, 247 are fully consolidated and 34 are carried at equity.

Since December 31, 2006, the total number of consolidated companies has increased by three. Seven companies were acquired, one company was newly formed, and five companies were merged.

Compared with September 30, 2006, the scope of consolidated companies has increased by five. The principal additions to the scope of consolidation relate to the acquisition of Thermopol International Ltd. and its subsidiaries.

Transactions With Related Parties

In the period under review, there were no significant changes in the nature of transactions with related parties compared with the same period of the previous year.

Acquisition of Automotive Products Italia (SV) S.r.l.

On September 1, 2007, Continental acquired 100% of the shares of Pacifica European Holdings Ltd., UK, and its subsidiary Automotive Products Italia (SV) S.r.l. (AP) from the Australian company Pacifica Group Ltd. for a preliminary price of €63.1 million including direct acquisition expenses. The acquired assets and liabilities were recognized at their estimated fair values. The allocation of the purchase price gave rise to goodwill amounting to €46.3 million. This goodwill reflects the strengthening of our international position in the field of drum and parking brakes as well as growth opportunities in new, fast-growing emerging markets, particularly in Asia.

Since the acquisition, AP has contributed €5.8 million in sales. The acquisition did not lead to any material change in the net income attributable to the shareholders of the parent.

Acquisition of Automotive Products Italia (SV) S.r.l.

in € millions	**Carrying amount immediately before acquisition**	**Fair value at date of initial consolidation**
Current assets	26.7	26.8
Non-current assets	23.8	45.6
thereof intangible assets	4.1	23.6
Current liabilities	-23.8	-25.0
Non-current liabilities	-24.0	-30.6
Purchased net assets	**2.7**	**16.8**
Purchase price		**63.1**
Incidental acquisition expenses		0.0
Goodwill		**46.3**

Financial Calendar

2007	
Financial press conference	February 22
Analyst conference	February 22
Annual Shareholders' Meeting	April 24
Interim Report as of March 31, 2007	May 2
Interim Report as of June 30, 2007	August 1
Interim Report as of September 30, 2007	October 31

2008	
Financial press conference	February 21
Analyst conference	February 21
Annual Shareholders' Meeting	April 25

END

Continental Aktiengesellschaft, P.O.Box 169, 30001 Hanover, Germany
Vahrenwalder Straße 9, 30165 Hanover, Germany
Phone +49 511 938-01, Fax +49 511 938-81770, mailservice@conti.de, www.conti-online.com